UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-38765

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.

(Translation of registrant’s name into English)

Room 603, 6th Floor, Dingxin Building
27 Guangqumen Nei Street, Dongcheng District
Beijing, People’s Republic of China, 100062

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 16, 2022, Puhui Wealth Investment Management Co., Ltd. (“Puhui” or “the “Company”) received a staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of its noncompliance with the Nasdaq Listing Rule 5250 (c)(1) for continued listing due to its failure to file its Form 20-F for the fiscal year ended June 30, 2022, which serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market in addition to the Company’s noncompliance with the Nasdaq’s minimum bid price requirement under the Nasdaq Listing Rule 5550(a)(2) (the “5550 Rule”) as previously disclosed on a Form 6-K filed by the Company on April 22, 2022 and October 17, 2022, respectively.

Under the Nasdaq rules, a Company that receives a delist determination for delinquency can request an appeal to a Hearings Panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A request for a hearing regarding a delinquent filing will stay the suspension of the Company’s securities only for a period of 15 days from the date of the request. As the Company had already appeared before the Panel on November 17, 2022 for its failure to comply with the 5550 Rule, with the filing deficiency also addressed before the Panel, the Company plans to make, if necessary, a further submission to stay any suspension in due course prior to the determination of the Panel.

On November 21, 2022, the Company issued a press release announcing its receipt of the Letter. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Puhui Wealth Investment Management Co., Ltd.
(Registrant)

Date: November 21, 2022	By:	/s/ Zhe Ji
Zhe Ji
Chief Executive Officer and Chairman of the Board

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled “Puhui Wealth Investment Management Co., Ltd. Announces Receipt of Nasdaq Deficiency Notification”

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